P.E. 1/15/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

02016641

**FORM 6-K**

**Report of Foreign Issuer**

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FOR PERIOD ENDED **January 15, 2002**

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

RECEIVED FEB 20 2002

**SUNGOLD ENTERTAINMENT CORP.**

(Translation of registrant's name into English)

**#500 - 666 Burrard Street**
**Vancouver, British Columbia**
**Canada, V6C 3P6**

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X** Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No X**

*This is the form of material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.*

**BC FORM 53-901.F**

***Securities Act***

## MATERIAL CHANGE REPORT

**Item 1.** **Reporting Issuer**

**SUNGOLD ENTERTAINMENT CORP.**
500 - 666 Burrard Street
Vancouver, British Columbia,
Canada, V6C 3P6

Telephone: (604) 669-9580
Facsimile: (604) 669-9577

**Item 2.** **Date of Material Change**

January 15, 2002

**Item 3.** **Press Release**

January 15, 2002, Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

Sungold Entertainment Corp. (the "Company") announced the appointment of Mr. Louis Hop Lee to the position of Sales Director, Asia Pacific Region for it's wholly owned affiliate, Horsepower Broadcasting International (HBN) Limited. The Company also announced the appointment of Mr. K Walter Davidson, B.A to the Company's Board of Directors.

**Item 5.** **Full Description of Material Change**

The Company's wholly owned affiliate, Horsepower Broadcasting International (HBN) Limited, announces the appointment of Mr. Louis Hop Lee to the position of Sales Director, Asia Pacific Region. Louis brings to HBN ( operating on the internet as www.horsepower2.com ) over eight years experience in the fields of finance, internet and high technology. Based both in Hong Kong and Korea since 1997, Mr. Lee will be responsible for the development and implementation of strategic marketing alliances for the Company's online products in North and Southeast Asia.

Mr. Lee has over four years of experience as a university lecturer in Hong Kong, ten years of Government experience as Civil Service Commissioner in San Francisco and over seventeen years of experience as a practicing commercial lawyer in San Francisco. As a graduate of the University of California at Berkeley

(B.A.), Louis earned his J.D. degree from Hastings College of the Law, University of California. Mr. Lees' compensation is primarily incentive based commission. "Louis brings both a wealth of experience in operating within the business culture of the Pacific Rim and a powerful, magnetic enthusiasm for the Horsepower2 virtual racing game and its 24 hour world-wide wagering pools which generates a new virtual horserace every 90 seconds", stated Mr. Kim Noble Hart, CEO of HBN.

The Company is also pleased to announce the appointment of Mr. K Walter Davidson, B.A to the Company's Board of Directors. Mr. Davidson is a current Sungold shareholder and prominent businessman currently serving as Chairman of Globaltex Industries Inc. (NASDAQ: GBTXF). He has also had the distinction of serving both as an elected Member of Parliament and as Speaker of the House to the British Columbia Legislature. Mr. Davidson's' career includes serving as the Chairman of a British Columbia Crown Corporation and CEO of National Corporate Management Inc. With extensive experience in both the political and business worlds, he brings extensive management and professional skills to the Sungold organization. Mr. Davidson's' national and international business connections will aid Sungold with forging new links to the global business community. Sungold has authorized 136,000 directors options for Walter that will be exercisable at a price of $0.08 per share until January 10th, 2007.

**Item 6. Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act**

Not applicable.

**Item 7. Omitted Information**

None.

**Item 8. Senior Officer**

KIM N. HART, PRESIDENT
500 - 666 Burrard Street
Vancouver, BC V6C 3P6

**Item 9. Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

January 21, 2002
**Date**

(signature)

ANNE KENNEDY
**Name of Signatory**

**DIRECTOR & SECRETARY**

**Position**

**Vancouver, BC**
**Place of Declaration**

F:\Client Files\3700-3799\3775\NRs+53-901Fs\2002\Fm53-901F.2002-01-15.doc

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K for the period ended January 15, 2002 to be signed on its behalf by the undersigned, thereunto duly authorized.

**SUNGOLD ENTERTAINMENT CORP.**
(the Registrant)

Date: January 21, 2002

By:*
ANNE KENNEDY - DIRECTOR

*Print name and title under the signature of the signing officer

SEC 1815 (7-91)

*c:\documents and settings\administrator\my documents\news releases\form 6k news release # 1 jan 15 2002.doc*

## GENERAL INSTRUCTIONS

### A. Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

### B. Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

### C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

### D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or material distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English transactions, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents re reports. In no event are copies of original language documents or reports required to be furnished.